Cesar Baez

Mr. Baez brings more than 30 years of senior executive responsibilities in private equity, asset management, media and investment banking. Currently he is Managing Partner of SOELA Partners LLC., a private equity advisory firm. Prior to this Mr. Baez founded and was Managing Partner of Centinela Capital Partners (2006) a $1 billion private equity fund of funds that invested in first and second time private equity funds. Prior to founding Centinela, he served as Head of Strategy, Institutional Business Development and Private Equity for Deutsche Bank Alternative Investments, a division of Deutsche Bank Asset Management.

Before that, Mr. Baez launched and was the first Head of Alternative Investments for the State of New Jersey Investment Division (2003-2005), a $72 billion defined benefit plan, where he served as a fiduciary and established the pension fund's first alternative investment program with a 13%-15% allocation to Private Equity, Real Estate and Absolute Returns Strategies. Mr. Baez previously served as Partner and Principal of Hicks Muse Tate & Furst (1994-2001), also of New York, Dallas, London, Mexico City and Buenos Aires. Hicks Muse was Founded by Thomas O Hicks former owner of the Texas Rangers, Dallas Stars, and Liverpool FC of The English Premier League. Mr. Baez co-founded the firm's Latin America private equity investment initiative which invested over $3 billion in the region across sectors including media, financial services, consumer products, manufacturing and technology and real estate.

While at Hicks Muse, Mr. Baez also served as President and CEO of CEI Media Holdings (a Hicks Muse portfolio company), the largest media holding company in Argentina, with assets in broadcast television (TeleFE and Tele Azul), cable TV and broadband (Cablevision), publishing (Editorial Atlantida) and sports marketing. He was one of the senior executives in the launching of Pan American Sports Network in Latin America (a 24/7 sports oriented network) which was sold to Fox in 2011. Mr. Baez was also the lead Partner in the acquisition of two Brazilian soccer teams Corinthians and Cruzeiro as well as overseeing the sponsorship of the firm's Formula 1 investment in Alain Prost Racing. In 2006, Mr. Baez, was awarded the prestigious Ellis Island Medal of Honor, which pays tribute to U.S. citizens from various ethnic backgrounds. The honorees are awarded for showing outstanding qualities in their personal and professional lives, yet maintaining the richness of their particular heritage .

Mr. Baez served on the Board of Directors of Lenox Inc. and currently serves on the board of Tetherview Inc. (a virtual desktop and cyber security firm), Sport BLX and The Smithsonian Museum Latino Gallery. Mr. Baez was an Adjunct Professor at Wagner College where he taught a course on Alternative Investments to MBA candidates. He earned a B.S. degree in Economics and Business Administration from Wagner College and is a resident of Fairhaven, New Jersey.